



BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Announces 2nd Quarter Financial Results

CALGARY, ALBERTA, (August 13, 2003) - BlackRock Ventures Inc. (TSX:BVI) announced today its operating and financial results for the three and six months ended June 30, 2003.

Highlights of activities during the three months ended June 30, 2003 were:

- Continued drilling success at Seal – 5 horizontal wells drilled in Q2, application to construct a 10,000 barrel per day battery approved
- Engineering and design of the Seal pipeline is progressing, application to construct to be filed shortly
- Lower heavy oil prices results in lower cash flow and earnings in Q2 2003 compared to Q2 2002
- Current conventional production at 4,000 barrels per day, on target to reach 5,500 barrels per day by year-end

John Festival, President of BlackRock, commenting on the second quarter indicated that "Q2 results were in line with our expectations, current production from Lloydminster and Seal is close to 4,000 barrels of oil per day, which is over 40% above our second quarter. We expect to achieve our year-end production target of 5,500 barrels of oil per day. Production disruptions at Seal caused by spring break-up and other weather related factors reiterate the importance of installing a pipeline in the area. In addition, during this period our average wellhead price at Seal was 47% lower than the first quarter due, in part, to higher transportation costs during break-up."

HIGHLIGHTS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	2003	2002
Financial (in $000's, except per share amounts)				
Revenue (1)	$ 5,375	$ 6,537	$ 13,838	$ 11,206
Cash flow	$ 2,012	$ 3,341	$ 6,607	$ 5,397
Per share	$ 0.03	$ 0.05	$ 0.09	$ 0.09
Net Earnings	$ 503	$ 1,185	$ 2,193	$ 1,596
Per share	$ 0.01	$ 0.02	$ 0.03	$ 0.03
Capital expenditures	$ 6,044	$ 3,088	$ 13,825	$ 5,694
Working capital	$ 25,601	$ 18,354	$ 25,601	$ 18,354
Common shares outstanding (000's)	73,158	67,049	73,158	67,049

revised upward to $36 million, which will provide increased capacity for up to 50,000 barrels of oil per day. BlackRock will have a 45% working interest in the pipeline. Construction will begin this winter, with an anticipated start-up in mid 2004.

Hilda Lake SAGD Pilot

Work is progressing on the commercial development application at Hilda Lake. During the second quarter we received an additional request for supplementary information to our original application, which we have recently responded to. BlackRock anticipates it will receive regulatory approval for the project in 2003. The Hilda Lake commercial project is expected to recover over 190 million barrels of heavy oil over a 25 year project life.

The pilot continues to operate at production rates of about 450 barrels of oil per day. Production is restricted due to limited steam generation capacity at the facility. We had previously advised that our gas reserves on the lease, which are used to operate the steam generators, are depleted and that we had anticipated buying gas beginning in the summer-time. To date, we have not had to buy gas but we still expect to have to purchase up to one million cubic feet of gas per day later this year.

Lloydminster

At Lloydminster, BlackRock drilled two wells in the area during the second quarter, resulting in one heavy oil well and one dry hole. The successful well was drilled at Marsden, which was a follow-up to a successful well we drilled last fall. The well is currently producing 75 barrels of oil per day from the Sparky formation. BlackRock has a 100% interest in this well. BlackRock has drilled three additional successful wells at Lloydminster in July and has a six well drilling program planned for the area later in the fall.

Production

Oil production for the three months ended June 30, 2003 was 3,259 barrels per day, compared with 3,532 barrels per day for the same period in 2002. Second quarter production was down 7% from the first quarter due, in part, to spring break-up followed by heavy rains at Seal which resulted in production being shut-in. The twelve wells at Seal that were drilled in the first and second quarter are now on production which has resulted in current Company production increasing to approximately 4,400 barrels of oil per day (4,000 barrels per day of conventional production). The production disruptions at Seal will be mitigated when the battery and pipeline are installed.

Average Daily Production	Three months ended June 30,		Six months ended June 30,	
(bbls/d)	2003	2002	2003	2002
Seal	784	908	831	809
Lloydminster	2,014	2,166	2,101	2,059
	2,798	3,074	2,932	2,868
Hilda Lake	461	458	447	503
	3,259	3,532	3,379	3,371

Management's Discussion and Analysis of Financial Results

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim financial statements for the six months ended June 30, 2003 and the audited financial statements and MD&A

for the year ended December 31, 2002.

During the second quarter, crude oil prices dipped from levels reached in the first quarter, although they remained strong relative to long term averages. In the second quarter of 2003, crude oil prices (WTI) averaged US$28.91 per barrel, 15% lower than crude prices for the first quarter of the year, but 10% higher than crude prices for the second quarter of 2002.The decrease in prices from the first quarter reflected the reduction of fighting in Iraq and the increase in production quotas by OPEC.

Heavy oil differentials narrowed in the second quarter as is typical in the summer months. During the second quarter, the Bow River heavy oil differential averaged US$6.39/barrel, a 15% reduction from the first quarter.

The other factor that impacted oil prices for Canadian producers is the improvement in the Cdn/US dollar exchange rate. The Canadian dollar averaged US$0.72 in the second quarter of 2003 compared with US$0.64 in the comparable period last year. The improvement in the exchange rate effectively reduces the Canadian dollar price received for a barrel of oil. A one cent change in the exchange rate has an approximate $400,000 effect on annualized revenues of BlackRock.

	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Crude Oil Price (US$)	**28.91**	33.86	28.14	28.27	26.25	21.64
Bow River Heavy Differential (US$)	**6.39**	7.50	7.62	5.38	5.41	5.17
Bow River reference price as a % of WTI	**78**	78	73	81	79	76
Average exchange rate	**0.72**	0.66	0.64	0.64	0.64	0.63
BVI Average Wellhead Price (Cdn$)	**$21.11**	$30.65	$23.63	$27.97	$23.37	$19.51

Quarterly Comparison

	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Production (bbls/day)	**2,798**	3,068	2,916	3,059	3,074	2,659
Revenue ($000's)	**5,375**	8,463	6,338	7,870	6,537	4,669
Cash flow from operations ($000's)	**2,012**	4,595	2,782	4,125	3,341	2,056
Net earnings ($000's)	**503**	1,690	581	1,639	1,185	411
Per share	**0.01**	0.02	0.01	0.02	0.02	0.01

Results of Operations

Gross revenues for the three months ended June 30, 2003 decreased 18% to $5.4 million from $6.5 million for the same period in 2002. The decrease in revenues was due to a 10% decrease in wellhead prices received in the quarter and a 9% decrease in oil sales volumes. While oil prices remained relatively strong in the second quarter, the decrease in average wellhead price reflects lower WTI prices and an increase in the Cdn/US dollar exchange rate, offset by moderately lower heavy oil differentials. In addition, wellhead prices in the second quarter were impacted by higher transportation costs due to the extended break-up period. This was particularly evident in the Seal area where transportation costs increased from $5.15 per barrel to close to $9 per barrel.

The lower heavy oil prices combined with higher transportation charges resulted in BlackRock's average wellhead price dropping from $30.65 in the first quarter of 2003 to $21.11 per barrel in the second quarter. Crude oil production from BlackRock's conventional heavy oil properties was 2,798 barrels of oil per day for the three months ended June 30, 2003 compared with 3,074 barrels of oil per day for the same period in 2002. The decrease is due to production being shut-in or curtailed during break-up, especially in the Seal area, and normal production declines in the Lloydminster area. Production will increase in the third quarter as wells from the first half drilling activity are put on production.

For the six months ended June 30, 2003, production revenues rose to $13.8 million, a 23% increase from 2002.

Royalties in the second quarter were $0.9 million, or 17% of revenues. For the comparable period last year, royalties were $1.1 million, or 17% of revenues. This royalty rate is expected to decrease as future production from the Seal area will be subject to the 1% oil sands royalty rate.

Operating costs were $2.0 million in the second quarter of 2003, a small increase from $1.9 million in the first quarter of the year and $1.7 million from the second quarter of 2002. On a per barrel basis, operating costs were $7.73 in the second quarter of the year compared with $6.14 in 2002. The increase from last year on a per barrel basis reflects higher costs associated with mature fields in Saskatchewan and the fact that production was lower in the quarter.

	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Netbacks ($/boe)						
Revenue	**$21.11**	$30.65	$23.63	$27.97	$23.37	$19.51
Royalties	**3.64**	5.20	3.48	4.49	4.00	3.34
Operating costs	**7.73**	7.05	8.38	7.23	6.14	5.14
Field netback	**$ 9.74**	$18.40	$11.77	$16.25	$13.23	$11.03

General and administrative costs were $0.5 million for the three months ended June 30, 2003, comparable to the first quarter of the year but an increase from $0.3 million for the second quarter of last year. The increase is due to, among other things, additional staff to manage the increased size of the Company's operations. For the first half of 2003, general and administrative costs were $1.0 million compared to $0.7 million for the first half of last year. On a per barrel basis, costs were $1.82 in 2003 compared to $1.41 in 2002. In addition, BlackRock capitalizes a portion of its salaries related to exploration activities. During the second quarter of 2003, $118,000 of expenses were capitalized, comparable to 2002.

Depletion and depreciation expense increased to $3.4 million or $6.49 per barrel in the first half of 2003 compared to $2.6 million or $5.10 per barrel for the same period last year. The increase reflects higher production levels. The increase in the depletion rate is due, in part, to such things as up-front infrastructure costs at Seal. We expect these rates to decrease as we fully develop Seal and these costs are amortized over a larger reserve base.

During the second quarter, BlackRock's provision for income taxes was $62,000. This amount included current tax expense of $223,000 and a future tax recovery of $161,000. Current tax expense represents federal Large Corporation Tax and the Saskatchewan Resource Surcharge. The Company does not expect to pay income taxes in 2003. The provision for future income taxes includes a non-recurring benefit of $0.4 million related to the recent changes in resource taxation in Canada. These changes, to be phased in over five years,

BLACKROCK VENTURES INC.
Balance Sheets, as at
(unaudited)

(Cdn $ in thousands)		June 30, 2003		December 31, 2002
Assets				
Current assets				
Cash and term deposits	$	28,431	$	34,054
Accounts receivable		4,321		4,199
Prepaid expenses		107		187
		32,859		38,440
Oil and gas properties (note 2)		60,089		49,435
Other assets		60		60
	$	93,008	$	87,935
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accruals	$	7,258	$	6,111
Provision for site restoration		1,421		1,156
Future income taxes		7,848		6,880
		16,527		14,147
Shareholders' equity				
Common shares (note 3)		81,169		80,669
Deficit		(4,688)		(6,881)
		76,481		73,788
	$	93,008	$	87,935

BLACKROCK VENTURES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(unaudited)

	Three months ended June 30,		Six months ended June 30,	
(Cdn $ in thousands, except per share amounts)	2003	2002	2003	2002
Revenues				
Oil and gas	$ 5,375	$ 6,537	$ 13,838	$ 11,206
Royalties	(928)	(1,118)	(2,364)	(1,918)
	4,447	5,419	11,474	9,288
Operating Expenses				
Production	1,969	1,719	3,916	2,950
General and administrative	476	266	967	730
Depletion and depreciation	1,670	1,367	3,446	2,645
	4,115	3,352	8,329	6,325
	332	2,067	3,145	2,963
Other income				
Interest income	233	108	505	136
Earnings before taxes	565	2,175	3,650	3,099
Provision for income taxes				
Current taxes	223	201	489	347
Future income taxes	(161)	789	968	1,156
	62	990	1,457	1,503
Earnings for the period	503	1,185	2,193	1,596
Deficit, beginning of period	(5,191)	(10,286)	(6,881)	(10,697)
Deficit, end of period	$ (4,688)	$ (9,101)	$ (4,688)	$ (9,101)
Earnings per share (note 5)				
Basic	$ 0.01	$ 0.02	$ 0.03	$ 0.03
Diluted	$ 0.01	$ 0.01	$ 0.03	$ 0.02

BLACKROCK VENTURES INC.

STATEMENTS OF CASH FLOWS

(unaudited)

(Cdn $ in thousands)	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Cash provided by (used in):				
Operating Activities				
Earnings for the period	$ 503	$ 1,185	$ 2,193	$ 1,596
Non-cash charges to earnings				
Depletion and depreciation	1,670	1,367	3,446	2,645
Future income taxes	(161)	789	968	1,156
Cash flow from operations	2,012	3,341	6,607	5,397
Net change in non-cash working capital	1,726	(284)	1,502	(1,853)
	3,738	3,057	8,109	3,544
Investment Activities				
Additions to oil and gas properties	(6,044)	(3,088)	(13,825)	(5,694)
Other assets	(11)	(4)	(11)	(4)
Net change in non-cash working capital	(4,528)	78	(396)	2,061
	(10,583)	(3,014)	(14,232)	(3,637)
Financing Activities				
Net proceeds on issue of common shares	500	167	500	17,492
Increase (decrease) in cash	(6,345)	210	(5,623)	17,399
Cash and short-term deposits, beginning of period	34,776	18,882	34,054	1,693
Cash and short-term deposits, end of period	$ 28,431	$ 19,092	$ 28,431	$ 19,092

Supplemental disclosure:				
Cash interest received	$ 259	$ 105	$ 495	$ 121
Cash taxes paid (capital tax and large corporation tax)	$ 162	$ 156	$ 428	$ 302

BLACKROCK VENTURES INC.

1. Basis of presentation

The accompanying financial statements have been prepared without audit. These interim financial statements have been prepared following the same accounting policies and methods used in the financial statements for the year ended December 31, 2002. These financial statements should be read in conjunction with the audited financial statements included in the Company's 2002 annual report.

2. Oil and Gas Properties

(Cdn $ in thousands)		June 30, 2003		December 31, 2002
Petroleum and natural gas interests	$	61,484	$	46,991
Accumulated depletion and depreciation		(15,081)		(11,911)
		46,403		35,080
Hilda Lake SAGD project		13,686		14,355
	$	60,089	$	49,435

During the six months ended June 30, 2003, the Company capitalized $390,000 (2002 – $386,000) of general and administrative costs related to exploration and development activity.

At June 30, 2003, the depletion and depreciation calculation excluded unproved properties (principally undeveloped land and the Hilda Lake SAGD project) of $20,111,000 (2002 - $20,897,000).

The Company's activities include the construction and operation of a pilot plant on its Hilda Lake Alberta bitumen property using the Steam Assisted Gravity Drainage ("SAGD") technology, following which a determination will be made regarding commercial production. The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest.

3. Capital Stock

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

(Cdn $ in thousands)	Number of Shares		Amount
Common shares			
Balance, December 31, 2002	72,357,638	$	80,669
Stock options exercised	800,000		500
Balance, June 30, 2003	73,157,638	$	81,169

(c) Stock Options

Changes in the number of shares issuable under outstanding options were as follows:

	Number of Shares		Range of Exercise Prices Per Share		Average Exercise Price Per Share
Balance December 31, 2002	5,514,634	$	0.57 – 2.40	$	1.35
Granted	87,500		2.22		2.22
Exercised	(800,000)		0.57 – 0.81		0.62
Balance June 30, 2003	4,802,134	$	0.57 – 2.40	$	1.49

(d) Stock Based Compensation:

The Company does not recognize compensation expense for stock options granted to employees and directors. If the Company had applied the fair value method to all stock options granted after January 1, 2002, net earnings and earnings per share would have been adjusted to the following proforma amounts:

		2003		2002
(Cdn $ in thousands, except per share amounts)				
Net earnings for the period, as reported	$	2,193	$	1,596
Net earnings for the period, proforma		1,678		1,558
Earnings per share, as reported		0.03		0.03
Earnings per share, proforma	$	0.02	$	0.03

The following table sets out the weighted average assumptions used in applying the Black-Scholes model:

Fair value of options granted	$	100,000	$	378,000
Risk-free interest rate		4.50%		5.15%
Expected life (in years)		5		5
Expected volatility		0.54		0.65
Dividends per share		-		-

4. Bank Credit Facilities

As at June 30, 2003, the Company has a demand revolving credit facility with a Canadian chartered bank with an authorized credit limit of $5 million. Advances under the facility bear interest at the bank's prime lending rate plus ¼ percent per annum. The authorized credit limit is subject to annual review and redetermination. The facility is secured by a fixed and floating debenture in the amount of $8 million on the Company's oil and gas properties other than the Hilda Lake property. At June 30, 2003, there were no advances outstanding under this facility.

5. Earnings Per Share

		Six months ended June 30, 2003		Six months ended June 30, 2002
Net earnings (Cdn $ in thousands)	$	2,193	$	1,596
Weighted average number of shares outstanding		72,557,638		62,784,593
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of employee stock options		1,714,676		2,331,341
Basic earnings per share	$	0.03	$	0.03
Diluted earnings per share	$	0.03	$	0.02

6. Financial instruments

Periodically, the Company will enter into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. As of June 30, 2003, none of the Company's future production was hedged.